STONECO LTD.
c/o Harneys Fiduciary (Cayman) Limited

Fourth Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002

Cayman Islands

PROXY STATEMENT

General

The board of directors of StoneCo Ltd. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 23, 2026 at 9:00 a.m., Cayman Islands time (GMT-5). The AGM will be held at the offices of the Company at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

On or before March 19, 2026, we mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 13, 2026, EST (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 245,197,993 Common Shares were issued and outstanding, including 231,146,829 Class A Common Shares and 14,051,164 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, Common Shares represented by the proxy card will be voted in favor of the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 22, 2026 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“EQ”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by EQ. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name” and, as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at investors@stone.co, or a duly executed proxy bearing a later date (which must be received by us no later than April 22, 2026) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on April 22, 2026.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The Company seeks shareholder adoption and ratification of the Company’s 2025 audited consolidated financial statements (the “Audited Accounts”), which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.stone.co/financials/sec-filings/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

PROPOSAL 2:

APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI AS A DIRECTOR

Pursuant to Article 21 of the Company’s Second Amended and Restated Memorandum and Articles of Association (“Articles”), the Company’s board of directors (“Board of Directors”) have nominated Mauricio Luis Luchetti for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF MAURICIO LUIS LUCHETTI TO THE BOARD OF DIRECTORS.

PROPOSAL 3:

APPROVAL OF THE REELECTION OF Gilberto Caldart AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Gilberto Caldart for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Gilberto Caldart TO THE BOARD OF DIRECTORS.

PROPOSAL 4:

APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Luciana Ibiapina Lira Aguiar for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until her resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Luciana Ibiapina Lira Aguiar TO THE BOARD OF DIRECTORS.

PROPOSAL 5:

APPROVAL OF THE REELECTION OF Diego Fresco Gutiérrez AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Diego Fresco Gutiérrez for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ TO THE BOARD OF DIRECTORS.

PROPOSAL 6:

APPROVAL OF THE REELECTION OF Silvio José Morais AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Silvio José Morais for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF Silvio José Morais TO THE BOARD OF DIRECTORS.

PROPOSAL 7:

APPROVAL OF THE REELECTION OF José ALEXANDRE Scheinkman AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated José Alexandre Scheinkman for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REELECTION OF José ALEXANDRE Scheinkman TO THE BOARD OF DIRECTORS.

PROPOSAL 8:

APPROVAL OF THE REELECTION OF Antonio Silveira AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Antonio Silveira for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF Antonio Silveira TO THE BOARD OF DIRECTORS.

PROPOSAL 9:

APPROVAL OF THE REELECTION OF LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Luis Henrique Cals de Beauclair Guimarães for reelection as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES TO THE BOARD OF DIRECTORS.

PROPOSAL 10:

APPROVAL OF THE ELECTION OF PEDRO ZINNER AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Pedro Zinner for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF PEDRO ZINNER TO THE BOARD OF DIRECTORS.

PROPOSAL 11:

APPROVAL OF THE ELECTION OF MARCELO KOPEL AS A DIRECTOR

Pursuant to Article 21 of the Articles, the Board of Directors have nominated Marcelo Kopel for election as a director of the Company, to serve until the next annual general meeting of shareholders, or until his resignation or removal in accordance with the Articles.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ELECTION OF MARCELO KOPEL TO THE BOARD OF DIRECTORS.

Information relating to the director nominees as set forth above in Proposals 2 – 11.

Name	Age	Current Position/Title
Pedro Zinner	52	Chairperson and Director
Silvio José Morais	63	Vice-Chairperson and Director
Mauricio Luis Luchetti	67	Director
Gilberto Caldart	67	Director
Luciana Ibiapina Lira Aguiar	52	Director
Diego Fresco Gutiérrez	56	Director
José Alexandre Scheinkman	78	Director
Antonio Silveira	49	Director
Luis Henrique Cals de Beauclair Guimarães	59	Director
Marcelo Kopel	61	Director

Pedro Zinner was our Chief Executive Officer from March 2023 to March 2026. Prior to that, from 2017 to 2022, Mr. Zinner was the Chief Executive Officer of Eneva S.A. (“Eneva”), one of the leading power-generation companies in Brazil and, from March 2022 to December 2022, Pedro was a Board member of StoneCo. Pedro holds more than 25 years of experience in strategy, risk management and finance and has lead Eneva through its transformation journey during five years to position the company as a leading integrated energy corporation in Brazil. Zinner joined Eneva in 2016 as Chief Financial Officer to be at the forefront of its financial restructuring and initial public offering. Prior to that Zinner has served as Chief Executive Officer of Parnaiba Gas Natural, Brazil's largest on-shore gas producer, and held executive positions at BG Group, in the United Kingdom, as group treasurer and head of tax. Pedro also headed the mining company Vale's Treasury and corporate finance functions and served as global head of corporate risk management in Switzerland. Earlier in his career, Zinner held senior roles in investment banking at Banco Icatu. Pedro holds a Master of Business Administration from Chicago Booth Graduate School of Business and a BA in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Marcelo Kopel is an advisor for finance, risk, and business strategy in the banking and payments sectors. He currently serves on Finance and Risk committees and advises Boards of Directors for companies in these industries. Mr. Kopel served as CFO of CVC Viagens (2021–2023) and as CFO of Nubank (2020–2021). In these roles, he was responsible for Treasury, Controller, Business Planning & Analysis, Capital Markets, Purchasing, General Services, and Legal. Previously, he held senior executive positions at Itaú Unibanco, where he was Head of Cards Issuing (2017–2019) and Director of Investor Relations and Market Intelligence (2014–2017). His extensive experience in the financial sector includes tenures as CFO of Redecard S.A., CFO of Citibank in Brazil, and CFO of the Credicard Group. Mr. Kopel also brings significant international expertise, having served as the Latin America CFO for ING Bank, where he oversaw financial functions across ten countries, including Argentina, Chile, Mexico, and Colombia. Mr. Kopel holds a bachelor’s degree (BA) from Fundação Armando Alvares Penteado (FAAP).

AUDITED ACCOUNTS, SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION AND COMPANY INFORMATION

A copy of our Audited Accounts, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/ and on the SEC’s website at www.sec.gov.

A copy the Articles can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.stone.co/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Mauricio Luis Luchetti Dated: March 19, 2026